MERUS LABS INTERNATIONAL INC. ANNOUNCES
THIRD QUARTER RESULTS FOR FISCAL 2013

Toronto, August 13, 2013 - Merus Labs International Ic. ("Merus" or the “Company") [TSX: MSL, NASDAQ: MSLI] is pleased to announce today its financial results for the third quarter of fiscal 2013.

Revenues for the three months ended June 30, 2013 were $7,317,655, which were comprised of sales of Vancocin®, Factive®, and Enablex®. Gross margin during the same period was $6,485,542 (89%). Sales of Enablex® and Vancocin® continue to meet or exceed management expectations. “We are very pleased with the results of this quarter in which we generated adjusted EBITDA of $4.7 million which is an increase of approximately twenty percent from the previous quarter. We continue to reduce the outstanding indebtedness as evidenced by the current quarter principal repayment in the amount of US$7.5 million relating to the debt facility provided to Merus by its primary lender. The current loan balance has been reduced to US$42.5 million and during the quarter the Company raised $4.6 million in a private placement. These developments have substantially strengthened the Company’s financial position.” said Elie Farah, President and CEO of Merus Labs International Inc.

For the three months ended June 30, 2013, the Company incurred a net loss of $1,047,816 compared to net income of $674,271 for the three months ended June 30, 2012. For the three months ended June 30, 2013, EBITDA was $4,426,503, compared to $1,513,008 for the same period last year. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $4,685,274, compared to $1,689,140 for the prior year comparative period.

Per the Company’s service agreement with the vendor of Enablex®, Novartis Pharma AG (“Novartis”), during the operational transition period Novartis will manage the supply, distribution, and promotion to the market. During the third quarter of fiscal 2013, the operational transition period ended and going forward Novartis will only manufacture the product for Merus until the Company’s contract manufacturer transfers the manufacturing of the product into its facility. Consequently, the Company recorded Enablex® revenues net of cost of goods and marketing and selling expense for a portion of the three month period ended June 30, 2013. For the current period, on a gross basis, the in-market net sales of Enablex® were $6,982,060 and it is expected that beginning next quarter the Enablex® revenues will be reported entirely on a gross basis. The Company did not own Enablex® during the comparative three month period in 2012.

For the three months ended June 30, 2013, the net sales for Vancocin® were $1,612,141. For the comparative three months ended June 30, 2012, the net sales of Vancocin® were $2,340,902. The decrease was primarily due to the entry of a generic Vancomycin which received reimbursement status in several provinces during the Company's fiscal 2013 first quarter.

For the three months ended June 30, 2013, the net sales for Factive® were ($195,591). For the comparative three months ended June 30, 2012, the net sales of Factive® were $564,351. The decrease was primarily due to lower than expected wholesaler orders in the current quarter as prescriptions for the quarter were being filled from existing wholesaler inventory previously acquired to support the winter season.

On June 10, 2013, Merus announced that it completed a non-brokered private placement financing for gross proceeds of $4,606,820. Additionally, subsequent to the end of the third quarter of fiscal 2013, Merus filed with the securities commission in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario a Preliminary Short Form Base Shelf Prospectus. When final, this will allow the Company to issue up to $80 million in any combination of its debt securities, its common shares, warrants, preferred shares, subscription receipts and units in tranches as required over the next 25 months. The specific terms of any offering of securities will be set forth in supplement to the shelf prospectus. Merus does not have any immediate plans to offer securities under the shelf prospectus.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com). This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus’ ability to complete any financing under its short form prospectus or otherwise, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.
Tel: (416) 593-3725
Or contact our investor relations department at: info@meruslabs.com